UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ambow Education Holding Ltd.

(Name of Issuer)

Class B Ordinary Shares (Convertible to Class A Ordinary Shares), par value US$0.0001 per share

(Title of Class of Securities)

02322P101

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02322P101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Jin Huang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 13,462,458[1]. Spin-Rich Ltd. may also be deemed to have sole voting power with respect to 12,600,000 ordinary shares.
	6.	Shared Voting Power 1,922,940[2]
	7.	Sole Dispositive Power 13,462,458[1]. Spin-Rich Ltd. may also be deemed to have sole dispositive power with respect to 12,600,000 ordinary shares.
	8.	Shared Dispositive Power 1,922,940[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,385,398[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☒
11.	Percent of Class Represented by Amount in Row (9) 10.7%[4]
12.	Type of Reporting Person (See Instructions) IN

[1]

Includes (i) 862,458 Class B Ordinary Shares subject to options exercisable within 60 days after February 10, 2011, and (ii) 12,600,000 Class B Ordinary Shares held by Spin-Rich Ltd., a British Virgin Islands company wholly owned by Dr. Huang. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares are identical except with respect to coversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

[2]

Includes 1,922,940 Class B Ordinary Shares held by Ambow Corporation, a California corporation in which Dr. Jin Huang holds a 35.61% ownership interest; excludes 26,121,231 Class B Ordinary Shares over which Dr. Huang has been given a voting proxy in connection with the Issuer’s acquisitions.

[3]

Includes (i) 862,458 Class B Ordinary Shares subject to options exercisable within 60 days after February 10, 2011; (ii) 12,600,000 Class B Ordinary Shares held by Spin-Rich Ltd., a British Virgin Islands company that is wholly owned by Dr. Jin Huang; and (iii) 1,922,940 Class B Ordinary Shares held by Ambow Corporation, a California corporation in which Dr. Jin Huang holds a 35.61% ownership interest. Excludes 26,121,231 Class B Ordinary Shares over which Dr. Huang has been given a voting proxy in connection with the Issuer’s acquisitions.

[4]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

CUSIP No. 02322P101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Spin-Rich Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,600,000[5]. Dr. Jin Huang may also be deemed to have sole voting power with respect to 12,600,000 ordinary shares.
	6.	Shared Voting Power
	7.	Sole Dispositive Power 12,600,000[5]. Dr. Jin Huang may also be deemed to have sole dispositive power with respect to 12,600,000 ordinary shares.
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,600,000[5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.8%[6]
12.	Type of Reporting Person (See Instructions) CO

[5]	Includes 12,600,000 Class B Ordinary Shares.
[6]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Item 1.	(a)	Name of Issuer:

Ambow Education Holding Ltd.

	(b)	Address of Issuer’s Principal Executive Offices:

18th Floor, Building A, Chengjian Plaza, No.18, BeiTaiPingZhuang Road, Haidian District, Beijing 100088 People’s Republic of China Telephone: +86 (10) 6206-8000

Item 2.	(a)	Name of Person Filing:

Dr. Jin Huang Spin-Rich Ltd.

	(b)	Address of Principal Business Office or, if none, Residence:

Dr. Jin Huang

18th Floor, Building A, Chengjian Plaza, No.18, BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

Spin-Rich Ltd.

c/o Dr. Jin Huang

18th Floor, Building A, Chengjian Plaza, No.18, BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

	(c)	Citizenship:

Dr. Jin Huang: United States of America Spin-Rich Ltd.: British Virgin Islands

	(d)	Title of Class of Securities:

Class B Ordinary Shares (Convertible to Class A Ordinary Shares), par value US$0.0001 per share

	(e)	CUSIP Number:

02322P101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership
The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of February 10, 2011:

Reporting Person	Amount beneficially owed:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Dr. Jin Huang	15,385,398	10.7%	13,462,458	1,922,940	13,462,458	1,922,940
Spin-Rich Ltd.	12,600,000	8.8%	12,600,000	0	12,600,000	0

The above table assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Dr. Jin Huang has the right to acquire 862,458 Class B Ordinary Shares upon exercise of options granted under the Company’s share incentive plans within 60 days after February 10, 2011.

Dr. Jin Huang holds a 35.61% ownership interest in Ambow Corporation, a California corporation. The number of shares beneficially owned by Dr. Huang in the table above includes 1,922,940 (i.e., 35.61%) of the Class B Ordinary Shares held by Ambow Corporation. Dr. Huang may be deemed to share the power to vote and dispose or direct the disposition of such shares.

Spin-Rich Ltd., a British Virgin Islands company, is the record holder of 12,600,000 Class B Ordinary Shares. Dr. Jin Huang is the sole owner and director of Spin-Rich Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Jin Huang may be deemed to beneficially own all of the shares held by Spin-Rich Ltd.

The above table excludes the 26,121,231 Class B Ordinary Shares over which Dr. Jin Huang has been given a voting proxy in connection with the Issuer’s acquisitions.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011

Dr. Jin Huang

/s/ Dr. Jin Huang
Dr. Jin Huang

Spin-Rich Ltd.

/s/ Dr. Jin Huang
By: Dr. Jin Huang
Title: Director